Velti Q3 2012

This presentation contains forward-looking information about the Company’s business and financial outlook, including statements regarding financial guidance for the fourth quarter and fiscal year; our expectations to be operating cash flow positive and free cash flow neutral during the fourth quarter and to achieve increasing positive free cash flows thereafter; and the impact of the divestment of Greek, Balkan and other assets. The achievement or success of the matters covered by such forward-looking statements involve risks and uncertainties that could cause our results to differ materially from these forward looking statements, including - but not limited to – risks concerning the collectability of outstanding accounts receivable, our ability to reduce DSOs, our ability to achieve the benefits of the divestment of non-core assets and businesses, and achieve the benefits of our acquisitions, and potential liability resulting from pending or future litigation. We also face the impact of Hurricane Sandy, as well as the global political and economic uncertainties, and in particular the impact of economic uncertainties in Europe in general and in Greece in particular. WWW.VELTI.COM SAFE HARBOR STATEMENT 2 Q3 2012

Revenue, Margin, Adjusted EBITDA Growth Growth Summary Margin Revenue breakdown by type and geography Cash Flow, Cash Positions, and Comprehensive DSOs GAAP, Adjusted EBITDA & Adjusted Net Income reconciliation Divestiture Q4 2012 and FY 2012 guidance Contents 3 Q3 2012

4 Q3 2012 Revenue With Constant Currency Comparison $38.2 $62.4 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 Q3 2011 Q3 2012 Revenue Q3 2011 vs. Q3 2012 ($ millions) + 63% $38.2 $66.6 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 Q3 2011 Q3 2012 Revenue, Constant Currency Q3 201 vs. Q3 2012 ($ millions) + 74% *Constant Currency compares against Q3 2011 FX Q3 2012

5 Q3 2012 Revenue & Revenue Less 3rd Party Costs Mix $30.7 $48.4 $7.5 $14.0 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 Q3 2011 Q3 2012 Revenue Mix Q3 2011 vs. Q3 2012 ($ millions) Marketing Advertising 20% 22% 80% 78% $23.1 $36.3 $1.4 $3.4 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 Q3 2011 Q3 2012 Revenue Less 3rd Party Costs Mix 3 2011 vs. Q3 2012 ($ millions) Marketing Advertising 6% 9% 94% 91% • Advertising represents an increasing portion of both revenue and revenue less 3rd party costs Q3 2012

6 Q3 2012 TTM* Revenue & Revenue Less 3rd Party Costs Growth *TTM= Trailing Twelve Months $159.6 $260.0 $0.0 $50.0 $100.0 $150.0 $200.0 $250.0 $300.0 Q3 2011 Q3 2012 Revenue (TTM) Q3 2011 vs. Q3 2012 ($ millions) + 63% $105.9 $180.6 $0.0 $20.0 $40.0 $60.0 $80.0 $100.0 $120.0 $140.0 $160.0 $180.0 $200.0 Q3 2011 Q3 2012 Revenue Less 3rd Party Costs (TTM) Q3 2011 vs. Q3 2012 ($ millions) + 71% Q3 2012

7 Q3 2012 Pro Forma Adjusted EBITDA • Q3 2012 Pro Forma Adj. EBITDA of $7.9M includes $1.2M in capitalization had R&D been capitalized at comparable levels to Q2 2012 • Q3 2012 Adj. EBITDA was also negatively impacted by an estimated $0.8 million as a result of currency fluctuations • In Q3 2012, there was also +$0.9M spent in incremental Sales & Marketing investment vs. Q2 2012 Q3 2012 $6.7 $1.2 $6.7 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 $9.0 $10.0 Q3 2012 Q3 2012 Pro Forma Pro Forma Adjusted EBITDA Q3 2012 ($ millions) $7.9

8 Adjusted EBITDA Growth Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit) (ii), interest expense, (iii) loss from equity method investments, (iv) foreign exchange (gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation, (vii) non-recurring expenses and (viii) “other” income or expense. *Q3 2012 Pro Forma Adjusted EBITDA reflect results had R&D been capitalized at comparable levels to Q2 2012. Q3 2012 $5.6 $7.9 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 Q3 2011 Q3 2012 Pro Forma Adjusted EBITDA Q3 2011 vs. Q3 2012 ($ millions) + 40% $32.5 $61.7 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 $80.0 Q3 2011 Q3 2012 Pro Forma Adjusted EBITDA (TTM) Q3 2011 vs. Q3 2012 ($ millions) + 90%

9 Annual Growth Summary Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit), (ii) interest expense, (iii) loss from equity method investments, (iv) foreign exchange (gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation, (vii) non-recurring expenses and (viii) “other” income or expense. $16.4 $49.5 $90.0 $116.3 $189.2 $14.0 $16.7 $62.3 $79.6 $135.3 $0.9 $5.8 $24.7 $27.2 $53.0 $- $20.0 $40.0 $60.0 $80.0 $100.0 $120.0 $140.0 $160.0 $180.0 $200.0 2007 2008 2009 2010 2011 Key Annual Metrics ($ millions) Revenue Revenue Less 3rd Party Costs Adj. EBITDA Q3 2012

10 Quarterly Growth Summary: TTM Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit) (ii) interest expense, (iii) loss from equity method investments, (iv) foreign exchange (gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation (vii) non-recurring expenses and (viii) “other” income or expense. Q3 2012 TTM Adjusted EBITDA is not Pro Forma. $129.6 $142.0 $159.6 $189.2 $211.4 $235.8 $260.0 $86.3 $97.1 $105.9 $135.3 $151.3 $165.4 $180.6 $28.0 $30.1 $32.5 $53.1 $56.4 $59.5 $60.6 $0.0 $50.0 $100.0 $150.0 $200.0 $250.0 $300.0 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Key Quarterly Metrics (TTM) ($ millions) Revenue Revenue Less 3rd Party Costs Adj. EBITDA Q3 2012

11 Margin: Revenue less 3rd Party Costs Q3 2012 18% 25% 0% 5% 10% 15% 20% 25% 30% Q3 2011 Q3 2012 Advertising Margin Improvement % Q3 2011 vs. Q3 2012 75% 75% 70% 71% 72% 73% 74% 75% 76% Q3 2011 Q3 2012 Mark ting Margin % Q3 2011 vs. Q3 2012

12 Geographic Breakdown of Revenue • The Americas remain the fastest organically growing region, while the UK benefits from the acquisition of MIG. 37% 27% 26% 10% % Contribution to Revenue by Region Q3 2012 Europe w/o UK UK Americas Asia/Africa Q3 2012 $18.7 $22.9 $5.3 $17.1 $9.0 $16.2 $5.2 $6.2 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 Q3 2011 Q3 2012 Revenue by Region Q3 2011 vs. Q3 2012 ($ millions) Europe w/o UK UK Americas Asia/Africa + 20% + 81% + 22% + 224% $38.2 $62.4

13 Breakdown of Revenue by Revenue Type 67% 26% 7% Q3 2011 SaaS License Revenue Managed Services 78% 8% 14% Q3 2012 SaaS Lice se Revenu Managed Services Q3 2012 • Hosted SaaS revenue continues to grow with more customers moving from licensed revenue.

14 Trade Receivables Aging Q3 2012 As of September 30th. The age of our trade receivables as presented above is derived from the individual aging of our material subsidiaries. For certain amounts which we have historically tracked based on due date, we have made certain estimates in adjusting to present these items based on the age from the invoice date, to achieve consistent global presentation. 45% 16% 15% 11% 5% 1% 7% 40% 10% 8% 15% 7% 9% 11% 1-30 Days 31-60 Days 61-90 Days 91-120 Days 120-150 Days 150-180 Days 180 Days + Trade Receivables Aging Q2 vs. Q3 2012 Q2 2012 Q3 2012

15 Q3 2012 Cash Flow Bridge Q1 FCF: $(27.8) Q2 FCF: $7.0 ($ millions) Q1 FCF: $(27.8) Q3 2012 $44.7 $29.5 $1.1 $1.4 $(1.2) $(5.1) $(17.2) $5.8 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 Cash: End. Q2 2012 Pro Forma Operating CF Capitalization Factoring Termination Capex/ Acquisitions FX Financing Activities Cash: End. Q3 2012 $ millions Q3 Free Cash Flow: $(21.0) Operating Cash Flow: $(4.9) Pro Forma Operating CF

16 Net Cash Position Net Cash $36.4 Q3 2012 Debt $8.3 Debt $15.5 Cash & Cash Equivalents $44.7 Cash & Cash Equivalents $29.5 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 Q2 2012 Q3 2012 Net Cash Position Q2 vs. Q3 2012 $ millions Factoring Arrangement Termination $5.1 Net Cash $36.4 Net Cash $14.0

velti

Q3 2012

Q3 2012 US GAAP To Pro Forma Reconciliation

in (000's)	3/31/2012 GAAP	Share-Based Comp	Excluding Share-Based Comp	Other Pro Forma items	Pro Forma
Software as a service (SaaS) revenue	$ 46,768	$ -	$ 46,768	$ -	$ 46,768
License revenue	1,505	-	1,505	-	1,505
Managed Services	3,520	-	3,520	-	3,520
Total revenue	**51,793**	**-**	**51,793**	**-**	**51,793**
Costs and expenses:					
Third-party costs	16,862	-	16,862	-	16,862
Datacenter and direct project costs	7,892	(972)	6,920	(100)	6,820
General and administrative expenses	15,132	(3,660)	11,472	(1,075)	10,397
Sales and marketing expenses	12,753	(2,392)	10,361	(195)	10,166
Research and development expenses	4,684	(1,584)	3,100	(160)	2,940
Acquisition related and other charges	2,197	-	2,197	(2,197)	-
Expected loss on assets held for sale					
Depreciation and amortization	7,269	-	7,269	(2,637)	4,632
Total costs and expenses	66,789	(8,608)	58,181	(6,364)	51,817
Income (loss) from operations	**(14,996)**	**8,608**	**(6,388)**	**6,364**	**(24)**
Interest expense, net	(743)	-	(743)		(743)
Gain (loss) from foreign currency transactions	1,375	-	1,375	(1,375)	-
Other Expense	6,174	-	6,174	(6,028)	146
Income (loss) before income taxes, investment in associates and non-controlling interests	**(8,190)**	**8,608**	**418**	**(1,039)**	**(621)**
Income tax (expense) benefit	(278)	-	(278)	-	(278)
Gain or (loss) from equity investments	(371)	-	(371)	133	(238)
Net income (loss)	**(8,839)**	**8,608**	**(231)**	**(906)**	**(1,137)**
Net loss attributable to non-controlling interest	(21)	-	(21)	-	(21)
Net income (loss) attributable to Velti	**$ (8,818)**	**$ 8,608**	**$ (210)**	**$ (906)**	**$ (1,116)**
Net income (loss) attributable to Velti per share:					
Basic (and Diluted if Net Loss)	(0.14)	0.14	(0.00)	(0.01)	(0.02)
Diluted (Assuming we have net income)	(0.14)	0.13	(0.00)	(0.01)	(0.02)
Weighted average number of shares outstanding:					
Basic (and Diluted if Net Loss)	61,816	61,816	61,816	61,816	61,816
Diluted	63,949	63,949	63,949	63,949	63,949
EBITDA	**$ (7,727)**	**$ 8,608**	**$ 881**	**$ 3,727**	**$ 4,608**

in (000's)	6/30/2012 GAAP	Share-Based Comp	Excluding Share-Based Comp	Other Pro Forma items	Pro Forma
Software as a service (SaaS) revenue	$ 48,946	$ -	$ 48,946	$ -	$ 48,946
License revenue	2,898	-	2,898	-	2,898
Managed Services	6,847	-	6,847	-	6,847
Total revenue	**58,691**	**-**	**58,691**	**-**	**58,691**
Costs and expenses:					
Third-party costs	20,979	-	20,979	-	20,979
Datacenter and direct project costs	7,585	(778)	6,807	(100)	6,707
General and administrative expenses	16,140	(3,113)	13,027	(1,247)	11,780
Sales and marketing expenses	12,520	(2,117)	10,403	(195)	10,208
Research and development expenses	4,336	(1,336)	3,000	(160)	2,840
Acquisition related and other charges	2,131	-	2,131	(2,131)	-
Expected loss on assets held for sale					
Depreciation and amortization	8,022	-	8,022	(2,587)	5,435
Total costs and expenses	71,713	(7,344)	64,369	(6,420)	57,949
Income (loss) from operations	**(13,022)**	**7,344**	**(5,678)**	**6,420**	**742**
Interest expense, net	(416)	-	(416)	-	(416)
Gain (loss) from foreign currency transactions	(2,449)	-	(2,449)	2,449	-
Other Expense	(187)	-	(187)	-	(187)
Income (loss) before income taxes, investment in associates and non-controlling interests	**(16,074)**	**7,344**	**(8,730)**	**8,869**	**139**
Income tax (expense) benefit	(862)	-	(862)	-	(862)
Gain or (loss) from equity investments	(785)	-	(785)	569	(216)
Net income (loss)	**(17,721)**	**7,344**	**(10,377)**	**9,438**	**(939)**
Net loss attributable to non-controlling interest	(22)	-	(22)	-	(22)
Net income (loss) attributable to Velti	**$ (17,699)**	**$ 7,344**	**$ (10,355)**	**$ 9,438**	**$ (917)**
Net income (loss) attributable to Velti per share:					
Basic (and Diluted if Net Loss)	(0.28)	0.11	(0.16)	0.15	(0.01)
Diluted (Assuming we have net income)	(0.27)	0.11	(0.16)	0.14	(0.01)
Weighted average number of shares outstanding:					
Basic (and Diluted if Net Loss)	63,916	63,916	63,916	63,916	63,916
Diluted	65,779	65,779	65,779	65,779	65,779
EBITDA	**$ (5,000)**	**$ 7,344**	**$ 2,344**	**$ 3,833**	**$ 6,177**

in (000's)	9/30/2012 GAAP	Share-Based Comp	Excluding Share-Based Comp	Other Pro Forma items	Pro Forma
Software as a service (SaaS) revenue	$ 48,540	$ -	$ 48,540	$ -	$ 48,540
License revenue	5,229	-	5,229	-	5,229
Managed Services	8,624	-	8,624	-	8,624
Total revenue	**62,393**	**-**	**62,393**	**-**	**62,393**
Costs and expenses:					
Third-party costs	22,701	-	22,701	-	22,701
Datacenter and direct project costs	6,894	(775)	6,119	(100)	6,019
General and administrative expenses	15,516	(2,601)	12,915	(1,307)	11,608
Sales and marketing expenses	13,193	(1,925)	11,268	(195)	11,073
Research and development expenses	5,724	(1,277)	4,447	(160)	4,287
Acquisition related and other charges	5,622	-	5,622	(5,622)	-
Expected loss on assets held for sale	9,626	-	9,626	(9,626)	-
Depreciation and amortization	8,707	-	8,707	(2,717)	5,990
Total costs and expenses	87,983	(6,578)	81,405	(19,727)	61,678
Income (loss) from operations	**(25,590)**	**6,578**	**(19,012)**	**19,727**	**715**
Interest expense, net	(257)	-	(257)	-	(257)
Gain (loss) from foreign currency transactions	3,210	-	3,210	(3,210)	-
Other Expense	(34)	-	(34)	-	(34)
Income (loss) before income taxes, investment in associates and non-controlling interests	**(22,671)**	**6,578**	**(16,093)**	**16,517**	**424**
Income tax (expense) benefit	(46)	-	(46)	-	(46)
Gain or (loss) from equity investments	(2,023)	-	(2,023)	(151)	(2,174)
Net income (loss)	**(24,740)**	**6,578**	**(18,162)**	**16,366**	**(1,796)**
Net loss attributable to non-controlling interest	(23)	-	(23)	-	(23)
Net income (loss) attributable to Velti	**$ (24,717)**	**$ 6,578**	**$ (18,139)**	**$ 16,366**	**$ (1,773)**
Net income (loss) attributable to Velti per share:					
Basic (and Diluted if Net Loss)	(0.38)	0.10	(0.28)	0.25	(0.03)
Diluted (Assuming we have net income)	(0.37)	0.10	(0.27)	0.25	(0.03)
Weighted average number of shares outstanding:					
Basic (and Diluted if Net Loss)	64,684	64,684	64,684	64,684	64,684
Diluted	66,176	66,176	66,176	66,176	66,176
EBITDA	**$ (16,883)**	**$ 6,578**	**$ (10,305)**	**$ 17,010**	**$ 6,705**

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Q3 2012

Consolidated Statement of Operations

	3-Month Period Ended:					3-Month Period Ended:					3-Month Period Ended:		
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	FY 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	FY 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012
Software as a service (SaaS) revenue	$ 7,573	$ 13,788	$ 14,987	$ 40,854	$ 77,202	$ 23,279	$ 27,550	$ 25,545	$ 62,650	$ 139,024	$ 46,768	$ 48,946	$ 48,540
License revenue	4,881	5,540	3,883	12,282	26,586	2,791	4,077	10,091	19,746	36,705	1,505	2,898	5,229
Managed Services	3,777	2,601	1,752	4,351	12,481	3,480	2,731	2,552	4,710	13,473	3,520	6,847	8,624
Total revenue	**16,231**	**21,929**	**20,622**	**57,487**	**116,269**	**29,550**	**34,358**	**38,188**	**87,106**	**189,202**	**51,793**	**58,691**	**62,393**
Costs and expenses:													
Third-party costs	4,024	9,059	4,997	18,578	36,658	10,633	10,717	13,746	18,805	53,901	16,862	20,979	22,701
Datacenter and direct project costs [(1)]	1,333	1,467	1,570	1,942	6,312	2,951	5,140	4,127	5,734	17,952	7,892	7,585	6,894
General and administrative expenses [(1)]	5,371	3,909	5,882	7,322	22,484	9,468	14,409	10,260	11,121	45,258	15,132	16,140	15,516
Sales and marketing expenses [(1)]	4,689	6,263	6,179	5,918	23,049	7,993	11,586	7,785	10,369	37,733	12,753	12,520	13,193
Research and development expenses [(1)]	1,282	1,701	1,656	3,201	7,840	2,830	3,563	2,814	3,853	13,060	4,684	4,336	5,724
Acquisition related and other charges	-	-	-	5,364	5,364	1,461	6,142	-	2,787	10,390	2,197	2,131	5,622
Expected loss on assets held for sale											-	-	9,626
Depreciation and amortization	2,569	2,684	2,843	4,035	12,131	3,754	4,108	5,788	7,250	20,900	7,269	8,022	8,707
Total costs and expenses	19,268	25,083	23,127	46,360	113,838	39,090	55,665	44,520	59,919	199,194	66,789	71,713	87,983
Income (loss) from operations	**(3,037)**	**(3,154)**	**(2,505)**	**11,127**	**2,431**	**(9,540)**	**(21,307)**	**(6,332)**	**27,187**	**(9,992)**	**(14,996)**	**(13,022)**	**(25,590)**
Interest expense, net	(1,062)	(1,305)	(2,826)	(2,876)	(8,069)	(3,483)	(1,398)	(1,482)	(1,026)	(7,389)	(743)	(416)	(257)
Gain (loss) from foreign currency transactions	(861)	(1,195)	1,004	(674)	(1,726)	378	(2,181)	8,777	(774)	6,200	1,375	(2,449)	3,210
Other Expense	-	-	-	-	-	(76)	162	(120)	(15)	(49)	6,174	(187)	(34)
Income (loss) before income taxes, investment in associates and non-controlling interests	**(4,960)**	**(5,654)**	**(4,327)**	**7,577**	**(7,364)**	**(12,721)**	**(24,724)**	**843**	**25,372**	**(11,230)**	**(8,190)**	**(16,074)**	**(22,671)**
Income tax (expense) benefit	212	228	(1,110)	(3,101)	(3,771)	(2,237)	(721)	(482)	(368)	(3,808)	(278)	(862)	(46)
Gain or (loss) from equity investments	(499)	(978)	(630)	(2,508)	(4,615)	(965)	320	262	183	(200)	(371)	(785)	(2,023)
Net income (loss)	**(5,247)**	**(6,404)**	**(6,067)**	**1,968**	**(15,750)**	**(15,923)**	**(25,125)**	**623**	**25,187**	**(15,238)**	**(8,839)**	**(17,721)**	**(24,740)**
Net loss attributable to non-controlling interest	(24)	(17)	(19)	(21)	(81)	(51)	(49)	25	205	130	(21)	(22)	(23)
Net income (loss) attributable to Velti	**$ (5,223)**	**$ (6,387)**	**$ (6,048)**	**$ 1,989**	**$ (15,669)**	**$ (15,872)**	**$ (25,076)**	**$ 598**	**$ 24,982**	**$ (15,368)**	**$ (8,818)**	**$ (17,699)**	**$ (24,717)**
Net income (loss) attributable to Velti per share:													
Basic (and Diluted if Net Loss)	$ (0.14)	$ (0.17)	$ (0.16)	$ 0.05	$ (0.41)	$ (0.34)	$ (0.47)	$ 0.01	$ 0.40	$ (0.28)	$ (0.14)	$ (0.28)	$ (0.38)
Diluted (Assuming we have net income)	$ (0.14)	$ (0.17)	$ (0.16)	$ 0.05	$ (0.41)	$ (0.34)	$ (0.47)	$ 0.01	$ 0.40	$ (0.28)	$ (0.14)	$ (0.28)	$ (0.38)
Weighted average number of shares outstanding:													
Basic	37,530	37,704	38,160	38,297	37,933	47,099	53,047	61,595	61,718	55,865	61,816	63,916	64,684
Diluted	37,530	37,704	38,160	39,551	37,933	47,099	53,047	63,926	62,921	55,865	63,949	65,779	66,176
(1) Includes share-based compensation as follows:													
Datacenter and direct project costs	$ 67	$ 107	$ 183	$ 87	$ 443	$ 628	$ 1,751	$ 601	$ 568	$ 3,549	$ 972	$ 778	$ 775
General and administrative expenses	224	498	1,010	880	2,613	3,244	5,632	1,342	1,516	11,735	3,660	3,113	2,601
Sales and marketing expenses	485	678	1,388	(321)	2,231	1,876	4,019	1,127	1,266	8,288	2,392	2,117	1,925
Research and development expenses	149	199	339	299	985	814	1,889	703	650	4,055	1,584	1,336	1,277
Total Share-based compensation	$ 925	$ 1,482	$ 2,920	$ 945	$ 6,272	$ 6,562	$ 13,291	$ 3,773	$ 4,000	$ 27,627	$ 8,608	$ 7,344	$ 6,578

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Q3 2012

Consolidated Statement of Operations

	3-Month Period Ended:					3-Month Period Ended:					3-Month Period Ended:		
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	FY 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	FY 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012
Adjusted Net Income (Loss) & Adjusted EBITDA Reconcilation													
Net loss before non-controlling interest	**$ (5,247)**	**$ (6,404)**	**$ (6,067)**	**$ 1,968**	**$ (15,750)**	**$ (15,923)**	**$ (25,125)**	**$ 623**	**$ 25,187**	**$ (15,238)**	**$ (8,839)**	**$ (17,721)**	**$ (24,740)**
Adjustments:													
Foreign exchange (gains) losses	861	1,195	(1,004)	674	1,726	(378)	2,181	(8,777)	774	$ (6,200)	(1,375)	2,449	(3,210)
Non-cash share based compensation	925	1,482	2,920	945	6,272	6,562	13,291	3,773	4,000	$ 27,627	8,608	7,344	6,578
Non-recurring and acquisition-related expenses	-	-	-	6,364	6,364	2,282	6,995	2,404	4,641	$ 16,322	(2,301)	3,833	7,384
(Gain) Loss from equity method investments	-	-	-	2,776	2,776	1,458	(169)	109	490	$ 1,888	133	569	(151)
Expected loss on assets held for sale													9,626
Depreciation and amortization - acquisition related	276	280	295	784	1,635	795	797	795	2,220	$ 4,607	2,637	2,587	2,717
Adjusted net income (loss)	**$ (3,185)**	**$ (3,447)**	**$ (3,856)**	**$ 13,511**	**$ 3,023**	**$ (5,204)**	**$ (2,030)**	**$ (1,073)**	**$ 37,312**	**$ 29,005**	**$ (1,137)**	**$ (939)**	**$ (1,796)**
(Gain) loss from equity method investments - other	499	978	630	(268)	1,839	(493)	(151)	(371)	(673)	(1,688)	238	216	2,174
Depreciation and amortization - other	2,293	2,404	2,548	3,251	10,496	2,959	3,311	4,993	5,030	16,293	4,632	5,435	5,990
Income tax expense (benefit)	(212)	(228)	1,110	3,101	3,771	2,237	721	482	368	3,808	278	862	46
Interest expense, net	1,062	1,305	2,826	2,876	8,069	1,704	1,398	1,482	1,026	5,610	743	416	257
Other (income) expense	-	-	-	-	-	76	(162)	120	15	49	(146)	187	34
Adjusted EBITDA	**$ 457**	**$ 1,012**	**$ 3,258**	**$ 22,471**	**$ 27,198**	**$ 1,279**	**$ 3,087**	**$ 5,633**	**$ 43,078**	**$ 53,077**	**$ 4,608**	**$ 6,177**	**$ 6,705**
Summary Data													
Total Revenue	16,231	21,929	20,622	57,487	116,269	29,550	34,358	38,188	87,106	189,202	51,793	58,691	62,393
Third-party costs	4,024	9,059	4,997	18,578	36,658	10,633	10,717	13,746	18,805	53,901	16,862	20,979	22,701
Total revenue less: third party costs	12,207	12,870	15,625	38,909	79,611	18,917	23,641	24,442	68,301	135,301	34,931	37,712	39,692
% Margin	75%	59%	76%	68%	68%	64%	69%	64%	78%	72%	67%	64%	64%
Pro Forma Operating Expenses [1]													
Datacenter and direct project costs	$ 1,266	$ 1,360	$ 1,387	$ 1,785	$ 5,798	$ 2,390	$ 3,389	$ 3,526	$ 5,166	$ 14,471	$ 6,820	$ 6,707	$ 6,019
General and administrative expenses	$ 5,147	$ 3,411	$ 4,872	$ 6,031	$ 19,461	$ 6,617	$ 7,924	$ 6,514	$ 8,178	$ 29,233	$ 10,397	$ 11,780	$ 11,608
Sales and marketing expenses	$ 4,204	$ 5,585	$ 4,791	$ 5,879	$ 20,459	$ 6,462	$ 7,567	$ 6,658	$ 8,847	$ 29,534	$ 10,166	$ 10,208	$ 11,073
Research and development expenses	$ 1,133	$ 1,502	$ 1,317	$ 2,743	$ 6,695	$ 2,169	$ 1,674	$ 2,111	$ 3,032	$ 8,986	$ 2,940	$ 2,840	$ 4,287
Total	$ 11,750	$ 11,858	$ 12,367	$ 16,438	$ 52,413	$ 17,638	$ 20,554	$ 18,809	$ 25,223	$ 82,224	$ 30,323	$ 31,535	$ 32,987
Adjusted EBITDA Margin	3%	5%	16%	39%	23%	4%	9%	15%	49%	28%	9%	11%	11%

(1) Excludes share-based compensation and non-recurring expenses otherwise allocable to given expense category.

19

20 Rationale • Following up on our commitment to improve DSOs and cash flows, Velti contemplated completely shutting down these customers, which were not converging to the right payment terms, but local management stepped up and bid for the business • Divested assets have ~450 days Comprehensive DSOs • Local-management led, ~75 employees (for which we incur no severance costs) • Divested revenue expected to decline materially in 2013 The markets in which these assets reside are uniformly characterized by: • Weak macro and micro-economic trends and contracting economies • Significantly reduced budgets and weakening local credit profiles • Declining revenue and high CAPEX requirements; and • High comprehensive DSOs, all of which contribute to poor working capital characteristics in these regions It is in the best interest of the Company to focus exclusively on its core markets which are characterized by: • High growth • Significantly lower DSOs and lower CAPEX requirements • Improved free cash flow in 2013 and beyond These market opportunities are larger with substantially more attractive payment and consumer characteristics Why this is very positive: • We are able to monetize assets as opposed to just shutting down these customers and • We are also able to maintain upside if the region recovers • We are focusing our cash investments on regions that are more aligned with our growth strategy • We are able to eliminate any future severance or other downside liabilities Divestiture Q3 2012

21 Divestiture Structure Acquirer • 100% regional management & employees that are responsible for these customers and subsidiaries today Consideration • Minimum: ~$23.5 million cash • Potential upside in case of over-performance: 3x 2014 divested Adj. EBITDA • Velti 3-year option / warrants for 45% of equity in the event of a change of control at nominal strike Deferred Consideration Installments • $3.0 million up front, Q4 2012 • $5.2 million (35% less up front) payable Dec. 31, 2013 • $15.3 million (65%) payable Dec. 31, 2014 Q3 2012

22 Comprehensive Receivables Q3 2012 Quarter Ended September 30, 2012 Quarter Ended June 30, 2012 Quarter Ended March 31, 2012 Quarter Ended December 31, 2011 Actuals (1) Adjustments (2) Pro Forma Actuals Adjustments Pro Forma Actuals Adjustments Pro Forma Accrued Contract Receivables 72$ (8)$ 64$ ## 75$ (16)$ 59$ # 103$ (19)$ 84$ Trade Receivables 110$ (15)$ 95$ ## 108$ (9)$ 99$ # 85$ (17)$ 68$ Other Receivables & Current Assets 58$ (36)$ 22$ ## 54$ (19)$ 35$ # 56$ (18)$ 38$ Comprehensive Receivables 239$ (59)$ 180$ 237$ (44)$ 193$ 245$ (55)$ 190$ ÷ Trailing Twelve Months Revenue (3) 268$ 261$ 252$ X Days in Period 360 360 360 = Comprehensive Days Sales Outstanding 242 266 272 (1) Actuals are per U.S. GAAP; all components of comprehensive receivables associated with the divested assets are contained within assets held for sale, which is not a component of comprehensive receivables (2) Adjustments include customary adjustments to exclude VAT receivables, government grant receivables, income tax receivables, and other current assets not associated with revenue, and also exclude $5.1 million of receivables associated with the termination of our factoring arrangement (3) Includes revenue of acquired companies as though they had been consolidated for the entire period

23 Comprehensive Receivables Balance Q3 2012 $59 $95 $22 $64 $99 $35 Accrued Contract Receivables Trade Receivables Other Receivables & Current Assets Comprehensive Receivables Balance, Q2 vs. Q3 2012 ($ millions) Quarter Ended June 30, 2012 Quarter Ended September 30, 2012 -$4, -4% +$5, +8% -$13, -37%

24 4th Quarter and Fiscal Year 2012 Guidance Q3 2012 (1) Quarter ended Dec. 31st equals FYE Dec. 31st less YTD revenue (2) Qtr. End. Dec. 31st Low equals FYE Dec. 31st Low less YTD at end of Q2 less high guidance for Q3. Qtr. End. Dec. 31st High equals FYE Dec. 31st High less YTD at end of Q2 less low guidance for Q3 (3) Quarter ended Dec. 31st equals low and high guidance for FYE Dec. 31st less YTD Adj. EBITDA less Q3 reduction in internal S/W Dev. Capitalization Qtr. End. Dec. 31st FYE Dec. 31st ($ millions) Low High Low High Adjusted Revenue Guidance $ 97.1 $ 113.1 $ 270.0 $ 286.0 Add: Divested Revenue 15.0 10.0 15.0 10.0 Comparable Revenue Guidance (1) $ 112.1 $ 123.1 $ 285.0 $ 296.0 Revenue Guidance (Q2 Call; Implied for Q4 based on Annual) (2) $ 110.5 $ 125.5 $ 285.0 $ 296.0 Change vs. Comparable $ 1.6 $ (2.4) $ - $ - Adjusted EBITDA Guidance $ 50.8 $ 59.8 $ 68.3 $ 77.3 Add: Q4 Divested Adj. EBITDA 9.0 6.0 9.0 6.0 Add: Q4 Est. Reduction in Internal S/W Dev. Capitalization 3.5 3.5 3.5 3.5 Add: Q3 Reduction in Internal S/W Dev. Capitalization - - $ 1.2 $ 1.2 Comparable Adj. EBITDA Guidance (3) $ 63.3 $ 69.3 $ 82.0 $ 88.0 Adjusted EBITDA Guidance (Q2 Call; Implied for Q4 based on Annual) (2) $ 60.7 $ 68.7 $ 82.0 $ 88.0 Change vs. Comparable $ 2.6 $ 0.6 $ - $ -

25 Velti Forward Greatly improved cash flow conversion in 2013 • Velti’s goal is to reduce DSOs to below 180 days from Q1 2012 (272 days) to Q4 2013 • Materially reduced CapEx, by ~$6 million per year from divested assets, $10m+ from internally capitalized software • Velti continues to focus on incremental improvement to its cash conversion cycle, focusing its resources on key Americas, U.K. and Asian markets, dropping high-DSO customers More balanced geographical revenue footprint and seasonality • Americas and U.K. expected to grow to 55-60% for FY 2012 and 65%-70% for FY 2013 as a percentage of revenue • Greece, Balkan and high-DSO North Africa and Middle Eastern revenue dropping by ~75%, to 2-3% of revenue • Reduced seasonality, with Q4 contribution dropping in 2013 to mid-30 percent range from 46% Growth rate acceleration • 2013 and 2014 growth rates to reach mid-30 percent range in both years (2013 vs. pro forma 2012, excluding divested assets), up from 29% and 25% respectively, based on consensus Allows Velti to reinvest in high-growth opportunities in U.S., Western Europe and Asia markets • Solutions such as our recently announced $27 million, multi-year loyalty campaign for a major U.S. brand are sustainably high margin, have high barriers to entry and are highly scalable as customers utilize incremental facets of the mGage platform • Customers include major brands in regions that are less susceptible to global economic downturn and are highly focused on mobile performance based marketing Q3 2012